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                              October 9, 2020

       David Koos
       Chief Executive Officer
       SYBLEU Inc.
       4700 Spring Street, Suite 304
       La Mesa, CA 91942

                                                        Re: SYBLEU Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed October 6,
2020
                                                            File No. 333-248059

       Dear Mr. Koos:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1 filed October 6,
2020

       Risk Factors
       No approval has been granted by the FDA for the marketing and sale of the Cell Transplant IP, page 16

   1. We note your updated disclosure in response to prior comment 2. However, your disclosure at the end
of the first paragraph of the risk factor continues to state that
                                                        "identification of a
product candidate as well as the completion of rigorous preclinical studies must be
completed prior to the submission of a Biologic License Application to the FDA." This sentence
appears to be incorrect as product candidate identification and preclinical studies are
typically prerequisites to submitting an IND to the FDA, rather than a BLA. Please update
your disclosure to remove this sentence or explain why it is correct.
 David Koos
SYBLEU Inc.
October 9, 2020
Page 2
Signatures, page 58

2. We refer to prior comment 5. Please ensure that all signatures are dated with the date that you file your registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tracey McKoy at 202-551-3772 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Chris Edwards at 202-551-6761 with any other questions.



                                                            Sincerely,
FirstName LastNameDavid Koos
                                                            Division of
Corporation Finance
Comapany NameSYBLEU Inc.
                                                            Office of Life
Sciences
October 9, 2020 Page 2
cc:       William Aul
FirstName LastName